Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755

     This filing relates to a proposed business combination between Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“Cardiac Science”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Quinton, Cardiac Science, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation, and Heart Acquisition Corporation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, forward-looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the company to achieve sustainable profitability and to continue to develop competitive new products, the timing of the completion of the proposed business combination, the pro forma combined revenues for the two companies and all other statements related to the future operating results or financial condition of the combined company. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company’s business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry-wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in the registration statement on Form S-4 filed with the Securities and Exchange Commission by Newco on May 2, 2005, Quinton’s Annual Report on Form 10-K for the year ended December 31, 2004, as amended on Form 10-K/A, under the heading “Certain Factors That May Affect Future Results,” and in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004 under the heading “Risk Factors,” may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

Where to Find Additional Information about the Merger

     Under the terms of the merger agreement, the parties have formed a new corporation, Newco, and two wholly-owned acquisition subsidiaries of Newco that will merge with and into Quinton and Cardiac Science, respectively. Newco filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the transaction. Investors and security holders are also urged to read the definitive joint proxy statement when it becomes available. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

      Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

     Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004 and Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. These documents are available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

The New

Forward Looking Statements This presentation includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. In particular, forward-looking statements include, without limitation, statements related to the expected synergies of the combined companies, the anticipated cost savings resulting from the business combination, the ability of the combined company to achieve significantly greater size and scale, the ability of the combined company to achieve sustainable profitability and to continue to develop competitive new products, the timing of the completion of the proposed business combination, the pro forma combined revenues for the two companies and all other statements related to the future operating results or financial condition of the combined company. Quinton and Cardiac Science have based these forward-looking statements on the current expectations, assumptions, estimates and projections. While Quinton and Cardiac Science believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These risks include: the risk that the combined company may not achieve the benefits expected from the transaction, which may have a material adverse effect on the combined company's business and could result in loss of key personnel, the risk that the transaction may be completed even though material adverse changes may result from the announcement of the transaction, industry^wide changes and other causes, the risk that the combined company may not be able to develop new competitive products and the risk that the transaction may not be completed or that the closing of the transaction may be delayed due to failure to obtain regulatory or other approvals or the occurrence of a material adverse change in one or both of the parties. These and other important factors, including those discussed in Quinton's Annual Report on Form 10-K for the year ended December 31, 2004, under the heading "Certain Factors That May Affect Future Results," and in Cardiac Sciences' Annual Report on Form 10-K for the year ended December 31, 2004, under the heading "Risk Factors," may cause the actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. 3

Merger Information Under the terms of the merger agreement, the parties have formed a new corporation, CSQ Holding Company and two wholly-owned acquisition subsidiaries of CSQ that will merge with and into Quinton Cardiology Systems, Inc. and Cardiac Science, Inc. respectively. CSQ Holding Company has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the transaction. Investors and security holders are also urged to read the definitive joint proxy statement/prospectus when it become available. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009. Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding the directors and executive officers of Cardiac Science is also included in the Cardiac Science proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about November 22, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300. Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the mergers. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above. Additional information regarding these directors and executive officers is also included in Quinton's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 14, 2004 and Quinton's Annual Report on Form 10-K/A, which was filed with the Securities and Exchange Commission on or about April 22, 2005. These documents are available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009. 5

Reasons for the Merger Similar missions, technology, and business models More sustainable sources of revenue growth Enhanced distribution in domestic and international markets Cost savings from consolidating multiple functions Greater liquidity for investors Significant potential for value creation

Merger Overview

TRANSACTION	Combines **Cardiac Science** *(Nasdaq: DFIB)* and **Quinton Cardiology Systems** *(Nasdaq: QUIN)*
STRUCTURE	Exchange of stock with new entity - Cardiac Science Corporation (Nasdaq: CSCX) 22.3 million shares will be issued and outstanding at close, with an additional 1.2 million shares in options and warrants (23.5 million total)
EXCHANGE RATIOS	Q shareholders receive 0.77 share for each current share CS shareholders receive 0.10 share for each current share
ELIMINATION OF DEBT AND WARRANTS	CS note holders exchange $61 million of principal / interest plus 13.4 million warrants for $20 million in cash and 2.8 million shares of CSCX ~ 13 percent of the new entity
OWNERSHIP	CS shareholders and note holders will own ~ 51 percent of the combined company Q shareholders will own ~ 49 percent of the combined company

Expected close in Q3 2005.

Cardiac Science

Board of Directors Raymond W. Cohen Ruediger Naumann-Etienne, PhD. Bruce J. Barclay W. Robert Berg Jue-Hsien Chern, PhD. Position From Ray E. Newton III Jeffrey F. O'Donnell Chairman Cardiac Vice-Chairman Quinton Director Cardiac Director Quinton Director Quinton Director Cardiac Director Cardiac Name Harvey N. Gillis Director Quinton John R. Hinson Director Quinton

Management Team John Hinson Mike Matysik Allan Criss David Hadley, PhD. Pete Foster Position From Background Darryl Lustig Kurt Lemvigh President & CEO DAH, MiniMed Quinton SVP & CFO DMX, Corning Nichols Quinton VP, Acute Care Philips / ATL Quinton VP, Research Primus, Halliburton Quinton VP, Public Access Cardiac VP, Primary Care Bergen Brunswig Quinton VP, International Cardiac Name Brian Lee VP, Engineering Quinton Siemens, Philips Kerr, Procter & Gamble GE / Marquette

Broad Range of Competitive Devices 15 Traditional Defibrillators Cardiac Rehab Telemetry Electrocardiographs ECG Data Management Automated External Defibrillators Cardiac Stress Testing Holter Monitors Therapeutic Monitors

Estimated Worldwide Market Size - 2004 Automated External Defibrillation $0.3 B Diagnostic Cardiology $1.0 B Traditional Defibrillation $0.6 B Annual demand approaching $2 billion

Estimated Worldwide Market Size - 2009 Automated External Defibrillation $1.0 B Diagnostic Cardiology $1.25 B Traditional Defibrillation $0.75 B Annual demand approaching $3 billion

Market Drivers AEDs Further AED penetration in multiple segments Federal / state legislation mandating AED deployment AED demand from individual consumers Traditional Defibrillation New applications for traditional markets Diagnostic Cardiology Expansion of cardiology data management Increase in procedures due to aging population, etc. New diagnostic cardiology screening tools

Specific Opportunities International Sell Electrocardiographs thru current Cardiac distribution Sell AEDs thru current Quinton distribution Leverage expanded network for future products Domestic Medical Sell AEDs more competitively to physician's offices Sell next-generation products to traditional defibrillation customers Domestic AED Eliminate current sales challenges Sell AEDs to emerging home market

Business Model / Structure Model Use innovative product development to drive customer adoption and create the largest possible installed base to facilitate replacement sales, consumables use and service revenue Structure Sales Channels organized around Customers Service, Marketing, Development, Regulatory, Manufacturing and Administration functions consolidated

Business Structure Illustration

Cost Savings $10 million in estimated annual cost savings Driven primarily by consolidation of administrative and manufacturing activities Reducing net headcount Restructuring executive positions Eliminating redundant facilities Consolidating duplicate functions

2005 Independent Financial Guidance Quinton Cardiac Science Revenue $93 - 96M $75 - 80M Gross Margin 45 - 47% 55 - 58% Pre-tax Income (Loss) $7.6 - 8.5M $(7.6) - (15.7)M Net Income (Loss) $5.1-5.7M $(7.6) - (15.7)M EPS $0.33 - 0.37 $(0.09) - (0.18) Depreciation & Amortization $1.5 - $1.7 $4.0 - $4.3 Tax Rate 33% - Combined company expected to be immediately profitable and cash flow positive after closing, excluding one-time merger and acquisition costs

2006 Financial Guidance Integration substantially complete by beginning of 2006 Income Statement Double-digit revenue growth Comparable blended gross margin to 2005 (pre-amortization) Operating expense growth rate about half of revenue rate (excluding stock based compensation charges) $10 M in annual cost savings $8 M in interest expense elimination $3 M estimated incremental intangibles amortization Other $3 - 5 M in anticipated cash tax benefits Approx. 22.3 M primary shares and 23.5 M fully diluted shares 33

Summary Focused cardiology device growth company Experienced management team Large, expanding markets Competitive product portfolio Scalable business model and structure Larger platform from which to grow the business Significant potential for value creation 35

www.cardiacscience.com / Nasdaq: DFIB www.quintoncardiology.com / Nasdaq: QUIN